CUTLER LAW GROUP                                        M. Richard Cutler, Esq.*
Attorneys at Law                                        M Gregory Cutler, Esq.**
3355 W. Alabama Ste. 1150
Houston, Texas 77098                                     *Admitted in California
Tel (713) 888-0040 Fax (800) 836-0714                                    & Texas
www.cutlerlaw.com                                          **Admitted in Florida

                                 March 15, 2011

United States Securities and Exchange Commission
Division of Enforcement
c/o John D. Mitchell, Attorney
175 W. Jackson Blvd., Suite 900
Chicago, Illinois 60604

Re:     In the Matter of Fusion Capital Fund II, LLC (C-07767)

Mr. Mitchell,

     We are in receipt of your correspondence dated March 1, 2011, and addressed to the Chief Legal Officer of Competitive Technologies, Inc. (the "Company") in reference to the above matter. We acknowledge and recognize that the Commission has requested our response by March 15, 2011. This letter is to request an extension of time in order to submit our response to the inquiries and document requests contained in your letter of March 1.

     Although we have worked diligently to compile the documents and information by the deadline, the Company has been unable to do so due to the amount of information we have been requested to compile, and to the length of time the requested information covers. Accordingly, we hereby request an additional 10 business days, ending on Tuesday, March 29, 2011, to respond to your request.
We anticipate completing and filing our response letter and submitting the requested documents and information within the additional period.

     Thank you for your consideration of our extension request. Please feel free to contact our office at any time if you have further questions or comments.

                                   Very truly yours,

                                   \s\ M. Richard Cutler
                                   Cutler  law  Group